EXHIBIT 99.1

Date: February 28, 2022	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To:	Each Securities Commission or Securities Regulatory Authority in each of the Provinces of Canada
Toronto Stock Exchange

Subject: ELDORADO GOLD CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 19, 2022
Record Date for Voting (if applicable) :	April 19, 2022
Beneficial Ownership Determination Date :	April 19, 2022
Meeting Date :	June 9, 2022
Meeting Location (if available) :	Unknown
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	284902509	CA2849025093

Sincerely,

Computershare

Agent for ELDORADO GOLD CORPORATION